Exhibit 99.5

COMPENSATION POLICY

SONO GROUP N.V.

INTRODUCTION

Article 1

This document sets out the Company's policy concerning the compensation of the Managing Directors.

DEFINITIONS AND INTERPRETATION

Article 2

2.1	In this policy the following definitions shall apply:

Article	An article of this policy.

Change of Control Benefit	Any compensation or other benefit comprised in a Compensation Package that becomes payable, vests, is settled, becomes exercisable or is triggered in any other manner as a result of a change of control over the Company (as such term may be defined in the applicable agreement, plan or arrangement providing for such compensation or benefit).

Company	Sono Group N.V.

Compensation Committee	The compensation committee established by the Supervisory Board.

Compensation Package	The total compensation package of a Managing Director for services rendered in that capacity.

Fringe Benefit	Fringe benefits (other than Pension) comprised in a Compensation Package, including use of a cell phone, laptop and/or lease car, vacation pay, sick pay, accident and/or health insurance, social security contributions, housing allowance, reimbursement of travel costs and education assistance.

General Meeting	The Company's general meeting.

LTI	Long-term variable compensation comprised in a Compensation Package, including in the form of equity incentive awards.

Management Board	The Company's management board.

Managing Director	A member of the Management Board.

Pension	Post-retirement income and/or other pension-related contributions or benefits comprised in a Compensation Package.

STI	Short-term variable compensation comprised in a Compensation Package, including in the form of cash bonuses and profit sharing arrangements.

Supervisory Board	The Company's supervisory board.

2.2	Terms that are defined in the singular have a corresponding meaning in the plural.

2.3	Words denoting a gender include each other gender.

OBJECTIVES

Article 3

3.1	The amount, level and structure of Compensation Packages should contribute to the

Company's positive effect on the environment, its strategy, long-term interests and sustainability by:

a.	attracting, retaining and motivating highly skilled individuals with the qualities, capabilities, profile and experience needed to support and promote the purpose and sustainable success of the Company and its business;

b.	driving strong business performance, promoting accountability and incentivising the achievement of short and long-term performance targets with the objective of furthering long-term value creation in a manner consistent with the Company's identity, mission and values;

c.	assuring that the interests of the Managing Directors are closely aligned to those of the Company, its business and its stakeholders; and

d.	ensuring overall market competitiveness of the Compensation Packages, while providing the Supervisory Board sufficient flexibility to tailor the Company's compensation practices on a case-by-case basis, depending on the market conditions from time to time.

3.2	In determining the amount, level and structure of Compensation Packages, the Supervisory Board shall consider, among other matters:

a.	scenario analyses carried out in advance;

b.	the environmental, financial and non-financial performance indicators relevant to the Company's long-term strategy with due observance of the risks for the Company's business which may result from variable compensation; and

c.	relevant market information such as industry standards and peer group data, preexisting arrangements with the Managing Directors, the respective positions which the Managing Directors serve within the Company's organisation and any compensation payable by the Company or any of its subsidiaries to the Managing Directors in any other capacity.

DETERMINATION OF COMPENSATION

Article 4

4.1	The amount, level and structure of Compensation Packages shall be determined by the Supervisory Board at the recommendation of the Compensation Committee in accordance with this policy.

4.2	The Compensation Committee shall prepare its recommendations relating to the Compensation Packages in accordance with this policy and any such recommendation shall cover the compensation structure, the amount of the fixed and variable compensation components, the performance criteria used, the scenario analyses that have been carried out and the relevant internal pay ratio(s).

4.3	Before making a recommendation relating to the Compensation Package of any Managing Director, the Compensation Committee shall take note of the views of such Managing Director with regard to the amount, level and structure of that Compensation Package.

COMPOSITION OF COMPENSATION PACKAGES

Article 5

5.1	Compensation Packages may consist of a mix of fixed and variable compensation components as determined by the Supervisory Board, including:

a.	Base salary;

b.	STI;

c.	LTI;

d.	Fringe Benefits;

e.	Change of Control Benefits;

f.	Severance pay; and

g.	Pension.

5.2	Base salary shall be a fixed annual amount that may be subject to indexation by the Supervisory Board and may be increased or decreased by the Supervisory Board from time to time, subject to the terms of any existing contractual arrangements with the Managing Directors concerned.

5.3	For each financial year until and including the financial year during which the initial publi c offering of ordinary shares in the Company's share capital occurs (the "IPO"), the annual cash component of the Compensation Package (i.e., base salary and any other type of cash component) for each Managing Director may not exceed 600% of the median annualised a nnual salary, calculated on a full-time basis, of the employees of the Company or its subsidiaries (excluding the Managing Directors), excluding employees employed on a non -permanent basis. For each subsequent financial year after the IPO, the cap as referred to i n the previous sentence of this Article 5.3 will be set at 2,000% (previously 500%1).

5.4	The Company shall not grant any loans, guarantees or similar benefits as part of a Compensation Package, provided that cash advances and use of a Company sponsored credit card in the ordinary course of business shall not be prohibited.

STI AND LTI

Article 6

6.1	The mix of STI and LTI comprised in a Compensation Package should support both longterm value creation and the achievement of short-term Company objectives, including by:

a.	contributing to corporate social responsibility;

b.	rewarding the achievement of strategic milestones for the Company and its business;

c.	providing award opportunities in consideration for substantial contributions to the success of the Company and its business; and/or

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1	Only this Article wil be amended to facilitate the higher remuneration as agreed.

d.	promoting and incentivising continued service of the Managing Directors within the Company's organisation.

6.2	With respect to all STI and LTI awards, subject to the terms of any existing contractual arrangements with the Managing Directors concerned, the Supervisory Board shall:

a.	set and, if appropriate, amend the applicable financial and/or non-financial metrics, targets, objectives and/or conditions, including corporate social responsibility metrics, and their respective weighting;

b.	set and, if appropriate, amend the maximum amount for any cash incentive and the maximum number of securities underlying any equity incentive which may be awarded as part of an STI or LTI; and

c.	determine the extent to which the applicable targets, objectives and/or conditions are achieved and the extent to which an incentive awards vest, using clear, predefined and objective and verifiable methods.

6.3	The Supervisory Board may adjust the amount or value of an STI or LTI awarded to a Managing Director to a suitable level, if payment or satisfaction of that award would be unacceptable under the standards of reasonableness and fairness.

6.4	The Company may reclaim payments made (in cash, in kind or in the form of securities) under an STI or LTI award, in whole or in part, to the extent that such payment was made on the basis of incorrect information regarding the achievement of the targets, objectives and/or conditions underlying the award or regarding the circumstances on which the award was dependent. The Supervisory Board, or a special representative designated by the General Meeting, may demand such repayment on the Company's behalf.

SEVERANCE PAY

Article 7

7.1	The Managing Directors may be eligible for such severance payment upon termination of office as determined by the Supervisory Board from time to time, subject to Article 7.2.

7.2	Unless approved by the Supervisory Board, a Managing Director's severance pay shall not exceed his annual gross base salary and shall not be paid if his service agreement is terminated early at the initiative of the Managing Director concerned, or in the event of seriously culpable or negligent behavior on the part of the Managing Director concerned.

AMENDMENTS

Article 8

Pursuant to a resolution to that effect, the General Meeting may amend or supplement this policy, subject to ongoing compliance with applicable law and stock exchange requirements.

GOVERNING LAW AND JURISDICTION

Article 9

This policy shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any dispute arising in connection with this policy shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

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